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Exhibit 99.4

CONTACT: Kenneth G. Howling
Vice President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS SECOND-QUARTER 2005 FINANCIAL RESULTS

Company Records Total Revenues of $217.4 Million
Cash Flows From Operations of $87.5 Million
Company Reaches Second Tier of Wellbutrin XL® Supply Price
Company Updates 2005 Guidance

        TORONTO, Canada, August 4, 2005 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and six-month periods ending June 30, 2005.

        Total revenues for the three months ended June 30, 2005 were $217.4 million, compared with $206.3 million for the second quarter of 2004. Total revenues for the six months ended June 30, 2005 were $392.7 million, compared with $392.9 million for the first six months of 2004. Second-quarter 2005 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $3.7 million, compared with $44.2 million for the corresponding 2004 period. GAAP diluted earnings per share (EPS) for the second quarter of 2005 were $0.02, versus $0.28 for the second quarter of 2004. In the first half of 2005, GAAP EPS were $0.09, versus EPS of $0.41 for the first half of 2004. Second- quarter and first-half 2005 GAAP net income and EPS figures were impacted by a restructuring charge, a non-cash write-down of assets and the write-off of inventory related to the transaction with Kos Pharmaceuticals, Inc. (Kos) in May 2005. These items negatively impacted 2005 U.S. GAAP net income and EPS by $50.0 million and $0.31, respectively.

        "Biovail's strong financial performance this quarter was complemented by the continued success of the Company's research-and-development group," said Biovail Chief Executive Officer Dr. Douglas Squires. "In the second quarter of 2005, we received FDA approval for Tramadol ODT and Glumetza™, tentative approval for Zolpidem ODT, and Canadian approval for Glumetza™. With a new commercialization model in place, a robust development pipeline, world-leading drug-delivery technologies, and the financial strength to execute its long-term strategy, Biovail is well positioned for future growth."

Realignment of U.S. Commercial Operations

        In May 2005, Biovail announced that it was restructuring its approach to selling and marketing products in the primary-care market in the U.S. and, in conjunction with this change, entered into a strategic alliance with Kos. Biovail's restructured approach to commercializing products in the U.S. market will result in significant cost savings, which will more than offset a reduction in gross profit associated with Cardizem® LA and Teveten, and will favourably impact profitability over the balance of 2005. As part of the agreement with Kos, Biovail divested the Teveten and Teveten HCT products, and entered into a supply agreement for Cardizem® LA in the U.S. and Puerto Rico. Accordingly, Biovail no longer has an economic interest in the Teveten products, but continues to manufacture, supply and sell Cardizem® LA at contractually determined prices to Kos for distribution. Through the supply price, Biovail retains a significant ongoing financial interest in Cardizem® LA. In consideration for these items and other elements of the transaction, Kos paid $105.5 million to Biovail.

Second-Quarter 2005 Financial Performance

        Product revenues for the second quarter of 2005 were $204.8 million, compared with $197.2 million in the second quarter of 2004, a 4% increase that reflects the performance of Zovirax, Biovail's legacy products and the Company's generics portfolio; partially offset by declines in Wellbutrin XL®, and Cardizem® LA and Teveten revenues associated with the May 2005 Kos transaction. Product revenues for the six months ended June 30, 2005 were $366.0 million compared with $372.3 million for the six months ended June 30, 2004.

        Product revenues for Wellbutrin XL®, launched in September 2003, were $70.5 million in the second quarter of 2005, and $107.2 million in the first half of 2005, compared with $79.1 million and $121.2 million in corresponding periods in 2004, respectively. Wellbutrin XL® revenues in 2005 were impacted by a reduction in safety stock levels at Biovail's marketing partner, GlaxoSmithKline (GSK), and by lower shipments of sample supplies. In the second quarter of 2005, Biovail entered into the second tier of the tiered-pricing agreement with GSK. In June 2005, Wellbutrin XL® captured 57.5% of the new prescriptions written for the Wellbutrin brand (including generics).

        Revenues for Biovail's Zovirax franchise were $18.3 million in the second quarter of 2005, and $45.4 million in the first half of 2005, representing increases of 159% and 30%, respectively, when compared with $7.1 million and $34.9 million in the prior-year periods. Revenues for Zovirax in 2004 were impacted by a reduction in wholesaler inventory levels. Total prescription volume for the Zovirax franchise increased 3% in the second quarter of 2005 compared with the second quarter of 2004. In the second quarter of 2005, Zovirax Ointment and Zovirax Cream held a combined 68.1% share of the topical herpes market, an increase of 3.5 percentage points in market share versus second-quarter 2004 levels.

        Second-quarter 2005 revenues for Biovail Pharmaceuticals Canada (BPC) were $23.7 million, compared with $23.9 million in the prior year period. First-half 2005 revenues for BPC were $48.7 million, compared with $46.8 million in the first half of 2004. The key performance drivers for BPC were the Tiazac® line and Wellbutrin® SR. Total prescription volume for the Tiazac® line (including Tiazac® XC) increased 15% in the second quarter of 2005, and 16% in the first half of 2005, relative to the corresponding periods in 2004. Launched in January 2005, Tiazac® XC continues to track ahead of expectations. Total prescription volume for Wellbutrin® SR decreased 5% in the second quarter of 2005, versus the comparable 2004 period, as a result of the availability of a generic formulation.

        In the second quarter of 2005, Cardizem® LA generated revenues of $17.6 million, compared with $23.6 million for the corresponding period in 2004. In the first half of 2005, Cardizem® LA generated revenues of $29.0 million, compared with $38.1 million in the first half of 2004. These declines reflect the May 2005 strategic alliance with Kos, whereby Biovail now manufactures and supplies the product to Kos at contractually determined prices that are in excess of 30% of their net selling prices.

        Prior to the May 2005 divestiture to Kos, the Teveten line of products generated second-quarter 2005 revenues of $1.1 million, compared with $2.4 million in the second quarter of 2004. In the first half of 2005, Teveten generated revenues of $6.5 million, compared with $7.1 million in the prior-year period. Biovail no longer has an economic interest in Teveten.

        Legacy products generated revenues of $39.4 million for the second quarter of 2005, compared with $29.8 million in the second quarter of 2004, representing an increase of 32%. In the first half of 2005, legacy products generated revenues of $69.9 million, compared with $56.0 million in the first half of 2004, an increase of 25%. This performance is largely attributable to the normalization of wholesaler buying levels that were impacted by a reduction of inventories in 2004, and continued strength in generic Tiazac® product revenues. Partially offsetting factors include the expected year-over-year declines in total prescription volumes for these mature products, and the termination of the sub-licensing agreement for Cedax in August 2004. Biovail continues to evaluate options to enhance the value of its legacy products portfolio.

        Product revenue for Biovail's portfolio of generic products (distributed by Teva Pharmaceutical Industries Ltd.) was $34.3 million in the second quarter of 2005, compared with $31.2 million in the second quarter of 2004. The 10% increase is largely attributable to strong revenues for generic Cardizem® CD and generic Procardia XL. First-half 2005 revenues were $59.3 million, compared with $68.2 million in the prior-year period. The 13% decrease reflects weaker sales of generic Adalat CC in the first half of 2005.

        In 2004, pharmaceutical wholesalers in the U.S. underwent a significant change in their business models, adopting a fee-for-service model that resulted in a reduction in the level of inventories they hold. This industry change impacted Biovail's product revenues in 2004, resulting in inconsistencies between reported revenues and prescription volume.

        The following table summarizes Biovail's product revenue performance in the second quarter and first half of 2005:

($000s)	Q2/05 Revenues	Q2/04 Revenues	Change (%)		H1/05 Revenues	H1/04 Revenues	Change (%)
Wellbutrin XL®	70,469	79,133	(11%	)	107,225	121,160	(12%	)
Zovirax	18,285	7,064	159%		45,405	34,917	30%
Biovail Pharmaceuticals Canada	23,683	23,907	(1%	)	48,722	46,843	4%
Cardizem® LA	17,599	23,634	(26%	)	28,979	38,058	(24%	)
Legacy Products	39,449	29,800	32%		69,866	56,008	25%
Generics	34,286	31,238	10%		59,261	68,208	(13%	)
Teveten	1,053	2,437	(57%	)	6,534	7,116	(8%	)

Total Product Revenues	204,824	197,213	4%		365,992	372,310	(2%	)

        The following table summarizes total prescription volume in the second quarter of 2005:

	Q2/05 Total Rx	Q2/04 Total Rx	Change (%)		H1/05 Total Rx	H1/04 Total Rx	Change (%)
Wellbutrin XL®	3,053,116	2,277,624	34%		5,934,142	4,070,807	46%
Zovirax	330,485	320,905	3%		698,382	678,436	3%
Biovail Pharmaceuticals Canada	731,023	782,790	(7%	)	1,498,580	1,544,568	(3%	)
Cardizem® LA	433,314	348,413	24%		834,780	671,825	24%
Legacy Products	894,922	1,077,017	(17%	)	1,815,622	2,248,632	(19%	)
Generics	2,040,358	2,018,599	1%		4,017,431	4,094,150	(2%	)
Teveten	146,448	118,061	24%		288,722	235,017	23%

Total Prescriptions	7,629,666	6,943,409	10%		15,087,659	13,543,435	11%

Source: IMS

        In late 2004 and early 2005, Biovail entered into distribution service agreements (DSAs) with its three major U.S. wholesalers. As a result, going forward, Biovail's quarterly revenues should more closely reflect underlying prescription demand.

        Research-and-development revenue increased 151% and 107% in the second quarter and first half of 2005, compared with the corresponding periods of 2004. The increases reflect a higher level of clinical research and laboratory testing services provided to external customers by Biovail's Contract Research Division.

        Royalty and other revenue was $5.9 million in the second quarter of 2005 and $12.4 million in the first half of 2005, compared with $6.4 million and $13.7 million in the corresponding periods in 2004, respectively. These decreases reflect lower royalties for Tiazac® due to generic competition.

        Cost of goods sold for the second quarter of 2005 was $60.9 million, compared with $59.1 million in the second quarter of 2004. Gross margins based on product sales were 70% and 72% in the second quarter and first half of 2005, respectively, compared with 70% in both the second quarter and first half of 2004. In the second quarter of 2005, following a review of existing market conditions for Cardizem® CD, Biovail recorded a provision of $5.7 million for inventory of this product that may be in excess of expected demand (due to increasing competition from generics and Cardizem® LA). In addition, Biovail wrote off $4.9 million of Cardizem® LA and Teveten inventories not purchased by Kos. Excluding these inventory charges, gross margins were 75% in both the second quarter and first half of 2005.

        Selling, general and administrative (SG&A) expenses for the second quarter of 2005 were $58.1 million, compared with $56.0 million in the second quarter of 2004, a 4% increase that reflects ongoing corporate-governance enhancement and Sarbanes-Oxley compliance initiatives, as well as an increase in executive headcount. In the first half of 2005, SG&A expenses were $133.7 million, compared with $115.4 million — a 16% increase that reflects a higher average headcount in the Company's U.S. sales force in 2005. Going forward, Biovail's restructured approach to commercializing products in the U.S., and an associated reduction in headcount in the Company's U.S. commercial operations group, is expected to result in lower SG&A expense levels.

        Research-and-development expenditures were $22.8 million for the second quarter of 2005 and $43.2 million for the first half of 2005, compared with $15.8 million and $33.8 million for the corresponding periods in 2004, respectively. These increases reflect increased activity within Biovail's product-development pipeline. In the second quarter of 2005, Biovail received U.S. Food & Drug Administration (FDA) approval for Glumetza™ (a once-daily, extended-release formulation of metformin hydrochloride for the treatment of Type II diabetes, developed in conjunction with Depomed, Inc.), and for an orally disintegrating tablet formulation of tramadol indicated for moderate to moderately severe pain. Biovail is in discussions with potential partners to commercialize these products. In May 2005, Biovail received tentative FDA approval for its orally disintegrating tablet formulation of zolpidem tartrate, which is indicated for the short-term treatment of insomnia. In Canada, Glumetza™ received Therapeutic Products Directorate (TPD) approval in May 2005, and Biovail expects the product to be launched by the BPC sales force in the fourth quarter of 2005. Looking forward, Biovail anticipates submitting two new drug applications in 2005 — one with the FDA for an enhanced absorption salt of bupropion, and one with the TPD for an enhanced absorption formulation of venlafaxine.

        Amortization expense in the second quarter of 2005 was $15.5 million, compared with $15.7 million in the second quarter of 2004, a modest decrease that reflects the divestiture of the Teveten products in May 2005. In the first half of 2005, amortization expense was $31.5 million, compared with $32.8 million, a decrease that also reflects the final amortization of Biovail's interest in generic omeprazole in the first quarter of 2004.

Specific Items Affecting Operations

        As a result of the May 2005 realignment of the Company's U.S. commercial operations and the related transaction with Kos, Biovail incurred an $18.6-million restructuring charge in the second quarter of 2005, primarily related to severance costs. In addition, the disposal of the Teveten line resulted in a $25.8 million write-down of the carrying value of these product rights to reflect their fair value at the date of disposition. Biovail also wrote off a $0.7 million investment in convertible debentures of Procyon Biopharma Inc. following the termination of the Fibrostat licensing agreement. Additionally, $4.9 million of Cardizem® LA and Teveten inventory not purchased by Kos was written-off to cost of goods sold in the second quarter of 2005. There were no significant items affecting operations in the first quarter of 2005 or the second quarter of 2004. In the first half of 2004, Biovail incurred an $8.6-million acquired R&D charge related to the acquisition of the remaining interest in BNC-PHARMAPASS.

        Significant items and their effect on U.S. GAAP EPS in the second quarter of 2005 are listed in the table below:

Table 1. Significant Items included in U.S. GAAP earnings

	Three Months Ended June 30, 2005
Dollar amounts expressed in millions of U.S. dollars, except per share data	Amount	Per diluted share
Restructuring costs	18.6	$0.12
Write-down of assets	26.6	$0.17
Write-down of inventory (Kos transaction)	4.9	$0.03

Accounting Treatment — Kos Transaction

        In accordance with the Financial Accounting Standards Board (FASB) Statement No. 144, the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 104 and the Emerging Issues Task Force (EITF) Issue 00-21, the $105.5 million paid by Kos was recorded as deferred revenue and will be recognized in product sales on a straight-line basis over the seven-year term of the Cardizem® LA supply agreement. Additionally, the fair value of the Teveten assets at the date of disposition ($53.7 million), as well as $3.0 million in inventory sold to Kos, was recharacterized as a deferred charge associated with the supply agreement, and will be amortized to cost of goods sold on the same basis, over the same period. On an annualized basis, these items will positively impact Biovail's earnings by $5.9 million (net of tax) over the seven-year term of the agreement.

Balance Sheet & Cash Flow

        Biovail continues to strengthen its balance sheet, repaying $16.8 million of long-term obligations in the second quarter of 2005. At the end of June 2005, Biovail had cash balances of $245.4 million, and no outstanding borrowings under its revolving term credit facility. The Company's debt-to-equity ratio stood at 0.4 at the end of the second quarter of 2005, compared with 0.5 at December 31, 2004.

        Cash flows from operations were $87.5 million in the second quarter of 2005, compared with $43.8 million in the second quarter of 2004. Net capital expenditures in the second quarter of 2005 amounted to $6.2 million, reflecting the ongoing expansion of the Company's Steinbach manufacturing facility that will add approximately 60,000 square feet of capacity, bringing the total to 205,000 square feet. Biovail expects the work to be completed in 2006.

Increasing 2005 Guidance

        As a result of the better-than-expected performance in the second quarter of 2005, Biovail is increasing its Wellbutrin XL® product revenue guidance from a range of $320 million to $340 million, to a range of $330 million to $350 million. Similarly, total revenue guidance is increased from a range of $860 million to $930 million, to a range of $870 million to $940 million. Diluted EPS guidance increases from a range of $1.70 to $1.75 to a range of $1.75 to $1.80. No changes are being made to previously issued guidance for the third and fourth quarters of 2005. As before, Biovail's 2005 guidance does not include the impact of any potential new-product launches, supply-and-distribution agreements or acquisitions;

restructuring or other specific charges, including those referenced in Table 1; nor does it include expenses related to stock-based compensation.

Conference Call

        Biovail management will host a conference call and Webcast on Thursday, August 4, 2005, at 8:30 a.m. EDT for company executives to discuss 2005 second-quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

        A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-405-9328 (Toronto and International callers) and 1-800-387-6216 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

        A replay of the conference call will be available until 7 p.m. EDT on Thursday, August 11, 2005, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3159456#.

About Biovail Corporation

        Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

        For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Source: Biovail Corporation

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
REVENUE
Product sales	$204,824	$197,213	$365,992	$372,310
Research and development	6,705	2,673	14,231	6,889
Royalty and other	5,861	6,427	12,428	13,740

	217,390	206,313	392,651	392,939

EXPENSES
Cost of goods sold	60,863	59,052	102,954	111,193
Research and development	22,752	15,830	43,239	33,821
Selling, general and administrative	58,051	55,991	133,656	115,449
Amortization	15,477	15,734	31,511	32,839
Write-down of assets	26,560	—	26,560	—
Restructuring costs	18,607	—	18,607	—
Acquired research and development	—	—	—	8,640

	202,310	146,607	356,527	301,942

Operating income	15,080	59,706	36,124	90,997
Interest income	912	167	1,290	571
Interest expense	(9,574)	(8,970)	(18,471)	(20,364)
Foreign exchange loss	(153)	(1,318)	(691)	(356)
Other expense	(263)	(3,577)	(533)	(2,434)

Income before provision for income taxes	6,002	46,008	17,719	68,414
Provision for income taxes	2,295	1,800	2,880	3,100

Net income	$3,707	$44,208	$14,839	$65,314

Diluted earnings per share	$0.02	$0.28	$0.09	$0.41

Diluted weighted average number of common shares outstanding (000s)	159,441	159,201	159,444	159,241

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	June 30 2005	December 31 2004
ASSETS
Cash and cash equivalents	$245,443	$34,324
Other current assets	209,464	280,327
Long-term investments	67,043	68,046
Property, plant and equipment, net	179,625	186,556
Goodwill	100,294	100,294
Intangible assets, net	892,819	978,073
Other assets, net	121,755	63,440

	$1,816,443	$1,711,060

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$221,960	$190,237
Long-term obligations	423,997	445,471
Other long-term liabilities	108,836	21,439
Shareholders' equity	1,061,650	1,053,913

	$1,816,443	$1,711,060

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Six Months Ended June 30
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$14,839	$65,314
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	50,579	44,009
Amortization and write-down of deferred financing costs	2,074	2,699
Amortization of discounts on long-term obligations	1,344	1,526
Write-down of assets	26,560	—
Acquired research and development	—	8,640
Other	176	(401)
Changes in operating assets and liabilities	59,358	(14,127)

Net cash provided by operating activities	154,930	107,660
Net cash provided by (used in) investing activities	85,961	(23,719)
Net cash used in financing activities	(29,601)	(165,368)
Effect of exchange rate changes on cash and cash equivalents	(171)	(175)

Net increase (decrease) in cash and cash equivalents	211,119	(81,602)
Cash and cash equivalents, beginning of period	34,324	133,261

Cash and cash equivalents, end of period	$245,443	$51,659

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Exhibit 99.4
BIOVAIL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)